EXHIBIT 99.1

Neptune Announces Fourth Quarter and Fiscal Year Results

  Significant progress now being achieved leading towards manufacturing excellence
  Substantial revenue improvement anticipated in second quarter consistent with improved production
  Australian Patent Office confirms validity of Neptune patent, triggering royalty payments
  New Board nominees to bring additional strength to business

LAVAL, Québec, May 27, 2015 (GLOBE NEWSWIRE) -- Neptune Technologies & Bioressources Inc. ("Neptune" or the "Corporation") (Nasdaq:NEPT) (TSX:NTB), announces its consolidated financial results for the fourth quarter and fiscal year ended February 28, 2015.

"Since our recent business update, important progress has been made at our Sherbrooke plant to improve product handling characteristics and increase effective capacity," said Jim Hamilton, President and CEO of Neptune. "Our key priority is to optimize our plant's utilization, while producing the industry benchmark krill oil, NKO®. We are building a much stronger company and today's earlier announcement of changes to our board further positions us for the future."

Fourth Quarter Financial Results

Nutraceutical Business Results

  Nutraceutical revenues were $3,843,000 for the three-month period ended February 28, 2015, compared to $3,465,000 for the three-month period ended February 28, 2014
  Adjusted EBITDA1  was negative ($7,405,000) for the quarter, versus negative ($1,456,000) in the prior year
  Net loss was ($8,647,000) for the current quarter, compared to a net profit of $1,308,000 in the prior year.

Consolidated Results

  Consolidated revenues totalled $4,021,000 for the three-month period ended February 28, 2015, up from $3,665,000 for the quarter ended February 28, 2014
  Adjusted gross margin2 as a percent of revenue was 26% for the current quarter, versus a gross margin of 20% for the corresponding prior year quarter
  Adjusted EBITDA was negative ($9,964,000) for the quarter, versus negative ($2,711,000) in the prior year
  Net loss was ($10,679,000) for the current quarter, versus a net loss of ($1,327,000) in the prior year.

1 See comment on Adjusted EBITDA which follows

2 The adjusted gross margin excludes certain costs included in the cost of goods, namely incremental costs related to manufacturing issues of $2,048,000 and impairment on inventory of $4,043,000.

The year over year decrease in adjusted EBITDA, on both a nutraceutical and consolidated basis, is mainly due to higher cost of goods in the current quarter. This includes increased costs related to manufacturing issues, along with impairment on inventory due to the degradation of raw material. As well, in the current year other income from royalty settlements was lower. On a consolidated basis, research and development expenses were also higher for the cardiovascular segment, due to an increase in contract expenses and professional fees related to Acasti's ongoing clinical trials.

The increased net loss for the current quarter, on both a nutraceutical and consolidated basis, is largely due to the factors listed above. As well, the Corporation received insurance recoveries in the prior year relating to the 2012 plant incident. This was partially offset by lower general and administrative expenses in the current year.

The Corporation had consolidated cash and short-term investments of $27.6 million ($9.2 million for Neptune and $18.4 million for Acasti) as of February 28, 2015.

Fiscal Year Financial Results

Nutraceutical Business Results

  Nutraceutical revenues totalled $14,799,000, for the twelve-month period ended February 28, 2015, compared to $18,995,000 for the corresponding year ended February 28, 2014
  Adjusted EBITDA was negative ($23,258,000) for the year, versus negative ($12,858,000) in the prior year
  Net loss totalled ($28,946,000) for the fiscal year, compared to a net loss of ($10,737,000) in the prior year.

Consolidated Results

  Consolidated revenues were $15,070,000 for the fiscal year ended February 28, 2015, versus $19,496,000 for the year ended February 28, 2014
  Adjusted EBITDA was negative ($32,926,000) for the fiscal year, compared to negative ($19,111,000) in the prior year
  Net loss was ($29,822,000) for the current year, versus a net loss of ($22,237,000) in the prior year.

The decrease in adjusted EBITDA and higher net loss is largely due to the same factors outlined for the quarterly results above. As well, Neptune incurred increased cost of goods in the current year due to the ramp-up of production at its Sherbrooke plant.

Sherbrooke Plant

As recently announced, Neptune's Sherbrooke plant has a proven ability to produce at the preliminary targeted capacity of 150 metric tons annually and meet all product label specifications. However, challenges relating to product handling characteristic were encountered. In order to meet customer needs, the manufacturing process was adjusted, which is temporarily resulting in a significant reduction in plant output.

Due to the degradation of certain aged raw material that no longer meets Neptune's product and quality specifications a write-down of $4.0 million was recognized during the quarter.

"We are making important progress at the plant to identify a cost-effective solution," said Mr. Hamilton. "In addition, as part of our on-going review, we are identifying additional opportunities for future process improvements, that will result in cost reductions and minimal capital investments to increase annualized capacity above the 150 metric ton targeted level.  Our focus is on producing high quality krill oil at an optimal cost."

Intellectual Property:

On March 23, 2015 the Patent Trial and Appeal Board (PTAB) of the US Patent and Trademark Office (USPTO) issued a favourable decision, confirming the validity of certain claims under review in Neptune's '351 patent (U.S. Patent: 8,278,351) and triggering on-going royalty payments to Neptune by Aker and Enzymotec. Under a royalty agreement with each of them, payments in the US depended on the PTAB's review of certain claims in Neptune's '351 patent.

On April 23, 2015 both Aker and Enzymotec filed a request with the same PTAB for a rehearing on the two claims that were shown to be patentable.  As of May 27, 2015 the PTAB had not issued a response on the request for a rehearing.

Neptune also recently received positive news for its Australian composition of matter patent (AU 2002322233), which was being reviewed by the Australian Patent Office. In their re-examination, the Australian Patent Office found all claims to be patentable, triggering royalty payments to Neptune by Enzymotec on sales in Australia. Enzymotec's royalty obligations in Australia were dependent on the outcome of the review. The re-examination in Australia has no impact on the Corporation's license agreements with Rimfrost and Aker.

Outlook

In line with Neptune's decision to slow production down to address product handling characteristics, consolidated sales for the first quarter ending May 31, 2015 are expected to come in at approximately $2.0 million, while the gross margin will remain under pressure. "However, with the positive momentum we are seeing at the plant and a robust sales pipeline we expect sales for the second quarter ending August 31, 2015 to be materially higher," highlighted Mr. Hamilton. "Our overriding objectives are to ensure customers receive a premium product and to optimize plant output in a cost effective manner, while building out demand as we increase production."

Adjusted EBITDA

Neptune uses Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization ("Adjusted EBITDA") to compare its operating results from one period to another. It is a non-IFRS financial measure. Neptune obtains its Consolidated Adjusted EBITDA measurement by adding to net loss, finance income and costs, depreciation and amortization, income taxes, and impairment of property, plant and equipment, as well as losses and costs, and insurance recoveries related to the plant explosion, incurred during the period. Neptune also excludes the effects of certain non-monetary transactions recorded, such as share-based compensation, for its Adjusted EBITDA calculation.

The Corporation uses Adjusted EBITDA to measure its performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in its operating performance, and because the Corporation believes it provides meaningful information on the Corporation's financial condition and operating results. Neptune's method for calculating adjusted EBITDA may differ from that used by other corporations.

Conference Call Details

Neptune will be holding a conference call on Thursday May 28, 2015 at 9:00 AM (ET) to discuss its business update.

Date:	Thursday May 28, 2015

Time:	9:00 AM Eastern Time

Conference ID:	42232164

Call:	1-877-380-5664 (within Canada & the U.S.)
1-631-813-4882 (Outside Canada and the U.S.)
(Please dial in 15 minutes before the call begins)

Webcast:	A live audio webcast can be accessed at:
http://neptunekrilloil.com/investors/investor-events-and-presentations/

An archived recording of the conference call will also be available on Neptune's website shortly after the call.

About Neptune Technologies & Bioressources Inc.

Neptune is a biotechnology company engaged primarily in the development and commercialization of marine-derived omega-3 polyunsaturated fatty acids (''PUFAs''). Neptune has a patented process of extracting oils from Antarctic krill, and principally sells omega-3 PUFAs as bulk oil to Neptune's distributors who commercialize them under their private label primarily in the U.S., European and Australian nutraceutical markets. Neptune's products generally come in bulk oil or capsule form and serve as a dietary supplement to consumers. Neptune's head office is located at 545 Promenade du Centropolis, Suite 100, Laval, Quebec.

Through its subsidiary Acasti Pharma Inc. ("Acasti"), in which Neptune holds approximately 48% of the participating and voting rights, Neptune is also pursuing opportunities in the medical food and prescription drug markets. Acasti focuses on the research and development of safe and therapeutically effective compounds for highly prevalent atherosclerotic conditions, such as cardiometabolic disorders and cardiovascular diseases. Its lead prescription drug candidate is CaPre®, a purified high omega-3 phospholipid concentrate derived from Neptune krill oil being developed to address the prevention and treatment of cardiometabolic disorders, including hypertriglyceridemia, which is characterized by abnormally high levels of triglycerides.

Forward Looking Statements

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties,  readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

The forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement and the "Cautionary Note Regarding Forward-Looking Information" section contained in Neptune's latest Annual Information Form, which also forms part of Neptune's latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Neptune's website at www.neptunebiotech.com (the "AIF"). All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under "Risk Factors".

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

CONTACT: Neptune Contacts:
         John Ripplinger
         Investor Relations
         +1.450.687.2262
         j.ripplinger@neptunebiotech.com
         neptunebiotech.com